UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 thereunder

FOCUS UNIVERSAL INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	333-193087	46-3355876
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

8275 S. Eastern Ave., Ste. 200-674

Las Vegas, Nevada 89123

(Address of principal executive offices, including zip code)

(917) 830-6517

(Registrant’s telephone number, including area code)

FOCUS UNIVERSAL INC.

8275 S. Eastern Ave., Ste. 200-674

Las Vegas, Nevada 89123

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 thereunder

THIS INFORMATION STATEMENT IS BEING PROVIDED TO SHAREHOLDERS OF FOCUS UNIVERSAL INC. FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE SHAREHOLDERS OF FOCUS UNIVERSAL INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO FOCUS UNIVERSAL INC.

Introduction

This Information Statement is being furnished to shareholders of record, as of January 7, 2015, of the outstanding shares of common stock, $0.001 par value (the “Common Stock”), of Focus Universal Inc., a Nevada corporation (the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the resignation of directors, expansion of the current authorized number of directors and the appointment of new directors to fill vacancies created on the board.

Description of the Change in Majority of Directors

On December 29, 2014, a change in control of the Company occurred. On that date, several unrelated persons who owned shares of the Company sold them to two persons who would subsequently become officers, directors, employees or consultants of the Company. The shares sold represented an aggregate of 5,970,000 shares of the Company’s Common Stock.

Tatyana Popova, and Elena Ignatenko, directors, principal officers and principal shareholders of the Company (“Popova” and “Ignatenko” respectively), were each respectively the record holder of 2,000,000 shares of Common Stock. After the sale of stock, Popova and Ignatenko each had no further no ownership of any voting securities of the Company.

The individual purchasers used private funds for the purchase of the shares from Popova and Ignatenko.

To the Company’s knowledge, there are no arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters.

Effective as of December 29, 2014, each of Popova and Ignatenko resigned from their respective positions as officers of the Company. Popova resigned as Chief Executive Officer and President. Ignatenko resigned as Treasurer, Secretary, Chief Financial Officer, Principal accounting officer, and principal financial officer. Upon such resignations, Desheng Wang was appointed as the Chief Executive Officer and Secretary of the Company, Xu Tang was appointed as the President of the Company, Yan Chen was appointed as the Senior Vice President, and Messrs. Wang, Tang, and Chen accepted such appointments.

Also effective as of December 29, 2014, each of Tatyana Popova and Elena Ignatenko, the directors of the Company, appointed Desheng Wang and Xu Tang as directors of the Company, and Messrs. Wang and Tang accepted such appointment. Thereupon, each of Tatyana Popova and Elena Ignatenko resigned as directors of the Company. Accordingly, effective as of the 10th day after this Information Statement is filed with the Securities and Exchange Commission and transmitted to the shareholders of the Company, each of Desheng Wang and Xu Tang will become members of the Board of Directors, and the entire Board of Directors will consist of Messrs. Wang and Tang.

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This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. No action is required by the shareholders of the Company in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to the Company.

However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the transmittal to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of shareholders). Accordingly, the change in a majority of the Company’s directors described herein will not occur until at least 10 days following the transmittal of this Information Statement to the shareholders. This Information Statement will be first mailed on January 7, 2015 to shareholders of record as of January 7, 2015.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following discloses, as of January 7, 2015, information concerning the ownership of our Common Stock by:

•	each person who is known by us to own beneficially 5% or more of our Common Stock;

•	each of our directors and director nominees; and

•	all officers and directors as a group.

A person is considered a beneficial owner of any securities that the person owns or has the right to acquire beneficial ownership of within 60 days. Beneficial ownership also includes shares indirectly held or shares over which a person has the right, by contract, understanding or other arrangement, to exercise voting or dispositive powers. Immediately before the Change in Majority Directors, there were 6,580,000 shares outstanding. As of the date of this Information Statement, there are 6,580,000 shares of Common Stock issued and outstanding.

Except as otherwise indicated, we believe that the persons identified in the table have sole voting and dispositive power with respect to their shares.

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Common Stock

Name and Address of Beneficial Owner	Pre-Change in Majority of Directors Amount and Nature of Beneficial Ownership	Pre-Change in Majority of Directors Percent of Class	Post-Change in Majority of Directors Amount and Nature of Beneficial Ownership	Post-Change in Majority of Directors Percent of Class(1)
Xu Tang	0	0%	3,260,000	49.54%

Desheng Wang	0	0%	2,710,000	41.18%

Tatyana Popova	2,000,000	30.4%	-0-	0%

Elena Ignatenko	2,000,000	30.4%	-0-	0%

All current Officers and Directors (including Director Nominees) as a group (four persons)	0	0%	5,970,000	90.7%

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(1)	Beneficial ownership is determined in accordance with the applicable rules under the Exchange Act. In computing the number of shares beneficially owned by an executive officer or a director and the percentage ownership of that person, shares of the Company’s Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from the date of this Information Statement, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. For purposes of determining the individual beneficial ownership percentage post-Change in Majority of Directors, each percentage was calculated based on the Company’s Common Stock outstanding (6,580,000 shares) as of the date of this Information Statement. There are no outstanding stock options, warrants or other rights.

EXECUTIVE OFFICERS AND DIRECTORS

Current Directors and Officers

The following table sets forth certain information for each person who is currently serving as a director or officer of the Company or who is a director nominee as described herein. There are no family relationships between any of the directors, executive officers or key employees of the Company.

Name	Age	Position

Desheng Wang	50	Chief Executive Officer, Secretary, and Director

Xu Tang	52	President and Director

Yan Chen	53	Senior Vice President and Director

Desheng Wang – Chief Executive Officer, Secretary and Director Nominee

Desheng Wang was appointed as Chief Executive Officer, Secretary, and is a director nominee effective as of December 29, 2014. Mr. Wang has over 20 years of professional experience in mobile technology. Mr. Wang earned his Bachelors degree from Hebei Normal University, Physics Department in 1985. In 1988, Mr. Wang earned his masters degree from Dalian Institute of Chemical Physics at the Chinese Academy of Science in 1988. Mr. Wang earned his Ph.D. in Chemistry at Emory University in 1994. Mr. Wang served as a senior research fellow at California Institute of Technology from 1994-2011. Over the last five years, Mr. Wang has served as president of Vitashower Corporation and as President of Perfecular Inc.

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Xu Tang – President and Director Nominee

Xu Tang was appointed as President effective as of December 29, 2014 and is a director nominee. Mr. Tang has extensive experience as a corporate executive, serving as manager of Beihai Company, a subsidiary of Guizhou Chemical Engineering Company from 1993-1996. Mr. Tang has served as president of both the Beijing Chinese Coal Internet Information Technologies LLC, and of the Australia Kaite Industrial Company. Mr. Tang graduated from the Guizhou College of Architecture in 1986.

Yan Chen – Senior Vice President and Director Nominee

Yan Chen was appointed as Senior Vice President effective as of December 29, 2014 and is a director nominee. Mr. Chen received two separate Bachelors of Science degrees in Computer Science—one at Zhongshan University in China in 1984 and one at Louisiana State University in the United States in 1989. Mr. Chen worked as a software engineer or manager at various companies, including Hewlett Packard for a total of 9 years after graduating from Louisiana State University. For the last 16 years, Mr. Chen has served as president of two technology companies, Green Intertech, Inc. and Portland Systems Corp.

Our directors hold office until the next annual meeting of our shareholders, or until their successors are duly elected and qualified. Our executive officers serve at the pleasure of the Board of Directors. There are no family relationships between any of the directors, executive officers, or key employees of the Company.

Committees of the Board of Directors

Audit Committee, Nominating Committee and Compensation Committee

We currently do not have standing audit, nominating or compensation committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the Board of Directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Code of Ethics

We have not adopted a corporate code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our decision not to adopt such a code of ethics results from our having only a limited number of officers and directors operating as the management for the Company. We believe that, as a result of the limited interaction that occurs, having such a small management structure for the Company eliminates the current need for such a code.

Compensation of Directors

It is currently anticipated that non-employee directors will receive fees of $1,000 per meeting plus expenses each for their service as directors of the Company.

Compensation of Officers

We have paid $3,200 in cash compensation to our executive officers or employees during the fiscal year ended September 30, 2014.

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Option and Warrant Grants in Last Fiscal Year

No options, warrants or other rights were granted in the Company’s last fiscal year, and no options, warrants or other rights to purchase Company stock are held by the Company’s executive officers.

Aggregate Option and Warrant Exercises in the Last Fiscal Year and Fiscal Year-End Option and Warrant Values

The Company’s executive officers own no options or warrants of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company’s directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the Securities and Exchange Commission. Officers, directors and shareholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file. To the best of our knowledge, all executive officers, directors and greater than 10% shareholders have filed or will file the required reports concurrently with this filing or shortly thereafter.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Securities and Exchange Commission relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549 and are available on the Securities and Exchange Commission website at www.sec.gov.

January 8, 2015	Focus Universal Inc. By Order of the Board of Directors /s/ Desheng Wang Desheng Wang, CEO

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